SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN NO. 127 / 2004

DATE: 05/30/ 2004

MORE INVESTMENTS TO REACTIVE THE DOMESTIC PETROCHEMICAL
INDUSTRY ARE URGENTLY NEEDED

•	Increasing petrochemical imports are affecting the trade balance of the country
•	PEMEX reports to chemical industry the progress in the selection of investors for the Phoenix Project.

COZUMEL, Quintana Roo. May 30, 2004 – If the tendency of international prices of petrochemical products continues to rise, the value of the imports of these items will be similar to those of Mexican crude oil exports at the end of this year. Therefore, it is necessary to reactivate the domestic petrochemical industry through greater investments in order to reduce the deficit in the trade balance of Mexico, said the Director General of PEMEX Petrochemical, Rafael Beverido Lomelín to the chemical industrial executives of the country.

        When participating in the XXIX Delegation Convention of the Asociación Nacional de la Industria Química, A.C. (ANIQ), chaired by José Luis Uriegas, Beverido Lomelín observed that according to the behavior of the chemical industry throughout the last few years, chemical industry imports should have a value of approximately 15 billion dollars by the end of the year 2004. Meanwhile, Mexico shall have an income of more than 14 billion dollars for the sales of crude oil abroad.

        In addition, he said, petrochemical imports may represent more than 20 billion dollars annually in the year 2006, exceeding the income generated by the exportation of Mexican crude oil.

        This is why it is important to spur investments in this sector, such as the Phoenix Project, in order to take advantage of market opportunities. In addition, we must reactivate the petrochemical production chains and substitute the imports of the sector, thus creating economic savings for the country, highlighted the Director General of PEMEX Petrochemical.

        In the meeting, representatives of the legislative power, among them senator Genaro Borrego and deputy Jacqueline Argüelles, President of the Environment Commission, as well as the legislator Manuel Ovalle Araiza, Secretary of the Energy Commission from the Chamber of Deputies participated.

        During the meeting, in which 120 representatives of the chemical and petrochemical sectors participated, 31 of which were director generals of leading companies in this sector, Beverido Lomelín informed that during recent years the domestic petrochemical market has grown and the companies of this sector have needed to import these inputs because of the insufficient domestic supply.

        However, he pointed out that during the first quarter of this year, the petrochemical production of this subsidiary organism increased 3.1 per cent against the figure obtained during the same period of 2003, averaging 1.525 billion tons.

        Beverido Lomelín explained to the members of the ANIQ that the Phoenix Project, in which PEMEX Petrochemical is participating as a minority partner, contemplates the construction of two petrochemical complexes in association with national and international companies in this field.

        He emphasized that the investors themselves shall be the ones to determine the place where the first complex shall be constructed, according to the production infrastructure and the distribution logistic, and ensured that PEMEX shall guarantee the supply of raw materials.

        When explaining to the industrial persons the selection process of the potential investors interested in the Phoenix Project, the executive informed that last April we received eight concrete proposals, from which three were national companies and five multinational companies.

        He said that between April and May, they had meetings with the investors for the presentation of proposals and, according to the calendar, next October 18, they will conclude the selection of the partner or partners and, finally, the Shareholders Agreement shall be signed in April 2005.

        Beverido Lomelín mentioned that the invitation process from PEMEX Petrochemicals generated preliminary interest of 13 companies from 20 that received promotion materials about the project, in order to receive finally eight concrete proposals.

        The first phase of the Phoenix Project, he said, comprises the construction of an ethylene “cracker”, with a production capacity of one thousand tons of this product and 1.9 million tons of by-products. Said construction shall have an investment of 1.800 billion dollars. We estimate that, when in operation, we shall have an import substitution equivalent to 2.500 billion dollars per year.

        He also informed that the second phase of the project should include the construction of an aromatic chain, with a production capacity of one million tons. The operation of this chain will create savings of 750 million dollars when substituting the imports. The estimated cost for the execution of the works shall be of 800 million dollars.

        At the end of his presentation, the President of the ANIQ, José Luis Uriegas, recognized the constructive dialogue in this meeting with PEMEX and the representatives of the legislative power, to seek –he said- agreements and solutions in order to impulse the development of the chemical industry in the country.

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